EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended December 31, 2004	Nine months ended December 31, 2004
Earnings:
Income (loss) before income taxes	$(16,217)	$(21,668)
Add:
Rent expense representative of interest(1)	743	2,195
Interest expense net of capitalized interest	1,669	5,170
Amortization of debt discount and expense	239	799
Amortization of capitalized interest	9	27

Adjusted Earnings(Loss)	$(13,557)	$(13,477)

Fixed Charges:
Rent expense representative of interest(1)	$743	$2,195
Interest expense net of capitalized interest	1,669	5,170
Amortization of debt discount and expense	239	799
Capitalized interest

Fixed Charges	$2,651	$8,164

Ratio of earnings to fixed charges	(2)	(2)

(1)	Calculated as one-third of rentals, which is considered representative of the interest factor.
(2)	Adjusted earnings were not sufficient to cover fixed charges, falling short by $16,208 and $21,641 for the three and nine months ended December 31, 2004.